SUB-ITEM 77D
Policies with respect to security investments

(a) N/A
(b) N/A
(c) N/A
(d) N/A
(e) N/A
(f) N/A
(g) The Equity Index Fund, Large Company Value Fund, Small Cap Value Fund, Equity Income Fund and Real Estate Fund each instituted a change in its investment strategy as described in the prospectuses to state that the fund invests at least 80% of its assets in securities implied by its name as required under Rule 35d-1.